1(212) 318-6906
MichaelZuppone@paulhastings.com

October 18, 2023

Taylor Beech
Dietrich King
Office of Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Lazydays Holdings, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed October 12, 2023 File No. 333-274489

Dear Ms. Beech and Mr. King:

On behalf of Lazydays Holdings, Inc., a Delaware corporation (“we” or “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated October 12, 2023, regarding the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed with the Commission on October 12, 2023 (the “Amendment No. 2 to Registration Statement”).  For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed such comment with the Company’s response.

Amendment No. 2 to Registration Statement on Form S-1 filed October 12, 2023

1.
We note you have revised the offering price for a share of common stock such that it is no longer a fixed price and instead depends on the market price of your stock. We believe this has transformed the offering into a primary at-the-market offering. Rule 415(a)(4) defines the term “at-the-market offering” as an offering of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price. Further, Rule 415(a)(4) restricts primary at-the-market offerings to those issuers that fall within Rule 415(a)(1)(x), which, in turn, is limited to offerings registered on Form S-3. Accordingly, please either amend on to Form S-3 if you are eligible to do so or set a fixed price for the common stock.

Response: The Company respectfully advises the Staff that the offering of the rights (the “Rights”) in the contemplated rights offering does not fall within the definition of “at the market offering,” (an “ATM”) as defined under Rule 415(a)(4), for the following reasons:

1.
The rights will be issued to shareholders of record and will not be transferable. There will be no trading in the Rights, a circumstance that is contradistinct from an ATM offering marketed into an existing trading market.

2.
The shares of common stock underlying the Rights will be offered and sold to shareholders of record as of a fixed date, and not, as in the case of an ATM, to unknown traders who purchase by participating for purposes of Rule 415(a)(4) in an “existing trading market” where different buyers may pay different prices. All participants in the rights offering will pay the same price (whether it is the fixed price or the lower VWAP-based alternate price).

3.	Shareholders make their investment decision with full transparency:

a.	The shareholders know at the time of the investment decision that they will pay no more than the fixed price (and may benefit from a lower alternate price).

4.	The VWAP-based alternate pricing mechanism is intended as a price protection (particularly for early exercisers).

5.	In an ATM offering, the issuer’s incentive is to sell at a higher price to garner more offering proceeds (and could influence conduct aimed at artificially increasing the trading price).

a.
There is no such incentive with the price protection gained from the VWAP-based alternate price; the Company is expected to raise no more than the fixed amount of offering proceeds without regard to the ultimate price. As such, the adjustment of the price is only expected to increase the number of shares without any effect on the amount of cash that may be raised by the Company.

As a policy matter, the contemplated rights offering is consistent with investor protection and facilitates capital formation by the Company.

2.
Please revise to disclose the maximum number of securities to be registered in your offering instead of the dollar amount. Refer to Item 501(b)(2) of Regulation S-K and Securities Act Rules Compliance and Disclosure Interpretations Question 227.02.

Response: The Company respectfully advises the Staff that S-K Item 501(b)(2) is prefaced with the language “[i]f the following information applies to your offering.” The Company believes that including a maximum number of shares is inapplicable to the formula nature of the VWAP-based alternate price. The Company desires to avoid including an arbitrary maximum share number given the potential for negative signaling concerning the price protection inherent within the VWAP-based alternate price. Shareholders are otherwise fully informed as to the pricing alternatives and the fact that the maximum amount offering proceeds sought is fixed and is not impacted by the number of shares to be issued.

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If you have any questions regarding this submission, please contact Michael L. Zuppone at 212-318-6906 or Gil Savir at 770-878-2696.

Thank you for your time and attention.

Sincerely,

/s/ Michael Zuppone
Michael L. Zuppone
of PAUL HASTINGS LLP